UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-20-2	Page 2 of 5 Pages

(1)	Name of reporting persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CARMEN HOLDING AMES
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 323
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 323
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 323
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 0.02%
(14)	Type of reporting person (see instructions) IN

This Amendment No. 2 amends the Reporting Person’s Schedule 13D dated August 29, 2009, as previously amended, to report that she no longer beneficially owns more than 5% of the Issuer’s Class B Common Stock.

Item 1. Security and Issuer.

The Schedule 13D which is being amended relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

The Schedule 13D which is being amended is filed by CARMEN HOLDING AMES, whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Ms. Ames formerly served as a director of the Issuer. She resigned from her position as a director effective December 20, 2012.

Item 5. Interest in Securities of the Issuer.

Ms. Ames previously was, or may have been deemed to be, the beneficial owner of an aggregate of 594,277 shares of Class B Common Stock, constituting 36.5% of the outstanding Class B Common Stock (based on a total of 1,626,837 shares outstanding as of December 17, 2012). Those shares included the shares listed in the table below which were held (i) individually by Ms. Ames, (ii) by her in trust for her minor children, (iii) by five separate trusts of which she is a beneficiary, and (iv) by a sixth separate trust of which one of the above five trusts is a remainder beneficiary, as follows:

Total Number of Shares	Voting Power		Dispositive Power		Manner in Which Shares Were Held
	Sole	Shared	Sole	Shared
726	726	-0-	726	-0-	By Ms. Ames individually
217	217	-0-	217	-0-	By Ms. Ames as trustee for son
106	106	-0-	106	-0-	By Ms. Ames as trustee for daughter
31,469	31,469	-0-	-0-	-0-	By Lewis R. Holding Revocable Trust (“LRH Trust”) (1)
3,520	3,520	-0-	3,520	-0-	By Irrevocable Trust 1976 dated January 17, 2011 (“1976 Trust”) (2)
58,917	58,917	-0-	58,917	-0-	By Irrevocable Trust 1979 dated January 17, 2011 (“1979 Trust”) (2)
498,482	498,482	-0-	498,482	-0-	By Irrevocable Trust 1990 dated January 17, 2011 (“1990 Trust”) (2)
420	420	-0-	420	-0-	By Irrevocable Trust dated January 17, 2011 (“LRH Dynasty Trust”) (2)
420	420	-0-	420	-0-	By Irrevocable Trust dated January 17, 2011 (“CSH Dynasty Trust”) (2)

594,277	594,277	-0-	562,808	-0-

(1)	The trust agreement required that the trustee vote the shares of Class B Common Stock as directed by Ms. Ames if she was living, but provided that the trustee had sole dispositive power over the shares.
(2)	The trust agreement pertaining to each trust required that the trustee vote the shares of Class B Common Stock as directed by Ms. Ames during her lifetime. The trustee had dispositive power over the trusts’ assets, but, during her lifetime, Ms. Ames could elect to direct investments of the trusts’ assets.

On December 20, 2012, Ms. Ames, the Trustee of the 1976 Trust, the 1979 Trust, the 1990 Trust, the LRH Dynasty Trust, and the CSH Dynasty Trust (in each case acting at Ms. Ames’ direction), and the Trustee of the LRH Trust (acting at Ms. Ames request) sold all shares of the Class B Common Stock they previously held directly to the Issuer at a price of $155.00 per share. Following those transactions, neither Ms. Ames personally, nor the Trustee on behalf of any of the six trusts, hold any shares of Class B Common Stock. Ms. Ames continues to hold an aggregate of 323 shares as trustee for her minor children. As a result of the above transactions, Ms. Ames no longer beneficially owns more than 5% of the outstanding shares of Class B Common Stock. Except as described above, during the 60 days preceding the filing of this Schedule 13D/A neither Ms. Ames nor any of the Trusts listed in the table effected any transactions in Class B Common Stock.

Ms. Ames disclaims beneficial ownership of certain other shares of Class B Common Stock as described below.

(a)	The assets of the six trusts listed in the table above include, in the aggregate, shares of the capital stock of various other entities or their subsidiaries, including Southern BancShares (N.C.), Inc. (25.0% of outstanding common stock), Fidelity BancShares (N.C.), Inc. (40.0% of outstanding common stock), Twin States Farming, Inc. (1.8% of outstanding common stock), and Yadkin Valley Company (30.5% of outstanding common stock). Those other entities collectively hold an aggregate of 25,874 shares of Class B Common Stock. The shares of those entities are held by the trusts for investment purposes and to fulfill their dispositive purposes, and it is believed that neither the trusts nor Ms. Ames control those other entities. Ms. Ames disclaims voting and dispositive power over the shares of Class B Common Stock held by those other entities.

(b)	Ms. Ames is one of five directors of the Robert P. Holding Foundation, Inc., a North Carolina non-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code, which holds 36,525 shares of Class B Common Stock. Ms. Ames disclaims voting and dispositive power over those shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2012	/S/ Carmen Holding Ames
Carmen Holding Ames